Grupa Hotelowa

08003221

Warsaw, 2008-05-26.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC
Mail Processing
Section

JUN 10 2008

Washington, DC
100

OSA/AH/71/2008

PROCESSED
JUN 17 2008
THOMSON REUTERS

Ref.: 82-5025

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current report No.12/2008.

Best regards

Krzysztof Gerula

Vice-President

dw 6/16

Current report no. 12/2008
May 21, 2008

Subject: significant blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received today a notification from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A, with the wording as in the attached file.

Fundusze Inwestycyjne Arka

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.

pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 866 73 22
fax: + 48 61 856 73 21

Business secret of the financial market

L.Dz. BZ WBK AIB TFI S.A. .PF 35/08.

Poznań, May 20, 2008

Mr.

Jean-Philippe Savoye

President of the Management Board

Orbis Spółka Akcyjna S.A.

ul. Bracka 16

00-028 Warszawa

Dear Mr. President,

Acting by virtue of Article 69 section 1 point 1 in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna, acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Rozwoju Nowej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Akcji Środkowej i Wschodniej Europy Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Stabilnego Wzrostu Funduszu Inwestycyjnego Otwartego, Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego, and Lukas Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Funds"), hereby informs that as a result of acquisitions of shares, cleared on May 19, 2008, the listed Funds have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis Spółka Akcyjna by more than 2%. Previously, the listed Funds

held 10.037% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the shareholding referred to above was increased, there were 5,545,594 company shares, accounting for 12.035% of the share capital, held on the Funds' accounts,. These shares carried 5,545,594 votes at the general meeting of shareholders, which accounted for 12,035% share in the total number of votes at the general meeting of the company Orbis S.A.

As of May 19, 2008, a total of 5,552,917 shares, accounting for 12.05% of the share capital, were deposited on securities accounts of the Funds. These shares carried 5,552,917 votes, which accounted for 12.05% of the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Funds' investment portfolios to the company BZ WBK AIB Asset Management S.A. with its registered seat in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Krzysztof Samotij
President of the Management Board

Orbis
Grupa Hotelowa

Warsaw, 2008-05-26.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section

JUN 10 2008

Washington, DC
100

OSA/AH/42/2008

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No.13/2008.

Best regards

Krzysztof Gerula

Vice-President

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Current report no. 13/2008
May 23, 2008

subject: sale of assets of significant value

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received today a notification on sale by PBP „ORBIS" sp. z o.o. of 100% of shares in the company Orbis Polish Travel Bureau Inc., Fifth Avenue, Suite 510, New York, NY 10016:

1) Entity selling the assets - PBP Orbis Sp. z o.o., 02-699 Warsaw, 25 Kłobucka street.

2) Entity buying the assets - American Travel Abroad, Inc., 505 Eight Avenue, Suite 801, New York, NY 10018.

3) Date and manner of sale - agreement of May 21, 2008 executed in New York.

4) Object of sale – 62.5 of shares in the company Orbis Polish Travel Bureau Inc., 347 Fifth Avenue, Suite 510, New York, NY 10016, subsidiary company of PBP Orbis Sp. z o.o., accounting for 100% of the share capital of the company.

5) Selling price – USD 90,000.00 which, converted into PLN according to the rate of exchange of the National Bank of Poland quoted on May 21, 2008, table no. 99/A/NBP, amounts to PLN 193,698.00. Price per one share, after calculation and arithmetical rounding to two decimal places, amounts to USD 1,440.00, which, converted to PLN, gives PLN 3,099,17. Total book value of the sold shares recorded in the accounting books of PBP Orbis Sp. z o.o. amounts to PLN 619,574.78. The book value of one sold share recorded in the accounting books of PBP Orbis Sp. z o.o. amounts to PLN 9,913.20.

6) The nature of relations between the issuer and the seller – the seller is a subsidiary of the issuer, one of members of the Management Board of „ORBIS" S.A. serves as member of the Supervisory Board of PBP „ORBIS" sp. z o.o.

7) No relations, referred to in § 7.11 of the Regulation of Minister of Finance of October 19, 2005 on current and periodic information to be published by issuers of securities, exist between the buyer and seller of the shares concerned.

The assets sold are considered as assets of significant value on the basis of the criterion set forth in § 2.5 of the Regulation of Minister of Finance of October 19, 2005 on current and periodic information to be published by issuers of securities.

END